UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41848

Trident Digital Tech Holdings Ltd

(Exact name of registrant as specified in its charter)

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trident Digital Tech Holdings Ltd

	By:	/s/ Soon Huat Lim
		Name:	Soon Huat Lim
		Title:	Chairman and Chief Executive Officer

Date: November 20, 2025

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Notice of the Annual General Meeting and Proxy Statement for the Annual General Meeting
Exhibit 99.2	Proxy Card for the Annual General Meeting
Exhibit 99.3	Second Amended and Restated 2023 Equity Incentive Plan
Exhibit 99.4	Second Amended and Restated Memorandum and Articles of Association

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